UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to
SCHEDULE TO
(Rule 13e-4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Handspring, Inc.
(Name of Subject Company (issuer) and Names of Filing Persons (offeror))

Options to purchase common stock, par value $0.001 per share, under certain Handspring, Inc. option plans
(Title of Class of Securities)

410293104
(CUSIP Number of Class of Securities (underlying common stock, par value $0.001 per share))

David Pine
Vice President, General Counsel and Secretary
Handspring, Inc.
189 Bernardo Avenue
Mountain View, California 94043
(650) 230-5000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Robert A. Freedman, Esq.
Andrew J. Schultheis, Esq.
FENWICK & WEST, LLP
Two Palo Alto Square
Palo Alto, California 94306

Calculation of Filing Fee

Transaction valuation	Amount of filing fee

$172,258,472.92*	$15,847.78**

*	Calculated solely for the purpose of determining the amount of filing fee. This amount assumes that options to purchase 28,538,126 shares of common stock of Handspring, Inc. having an aggregate value of $172,258,472.92 as of April 18, 2002 will be canceled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of 1% of the transaction valuation.

**	Previously paid.

[ ]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable. Form or Registration No.: Not applicable. Filing Party: Not applicable. Date Filed: Not applicable.

[   ]     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

ITEM 4. TERMS OF THE TRANSACTION.

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed by Handspring, Inc. (the “Company”) with the Securities and Exchange Commission on April 18, 2002, as amended (the “Schedule TO”), to report the results of the offer by the Company to exchange all outstanding options to purchase shares of the Company’s common stock for new options to purchase shares of the Company’s common stock, to be granted by the Company upon the terms and subject to the conditions described in the Offer to Exchange that was filed as Exhibit (a)(1) to the Schedule TO. This Amendment No. 2 is the final amendment to the Schedule TO.

The Company hereby amends and supplements the Schedule TO to add the following information to Item 4 of the Schedule TO.

ITEM 4. TERMS OF THE TRANSACTION.

     The offer made by the Company pursuant to the Schedule TO expired at 9:00 p.m. Pacific Daylight Time on Friday, May 17, 2002. Pursuant to the Offer to Exchange, the Company accepted for exchange options to purchase an aggregate of 11,677,415 shares of the Company’s common stock, representing approximately 41% of the shares subject to options that were eligible to be exchanged under the Offer to Exchange. Subject to the terms and conditions of the Offer to Exchange, the Company will issue new options to purchase an aggregate of 11,677,415 shares of the Company’s common stock to an aggregate of approximately 322 option holders.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to Schedule TO is true, complete and correct.

Date: May 21, 2002	HANDSPRING, INC.

	By:	/s/ David Pine

David Pine Vice President, General Counsel and Secretary